SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Dominique Vercammen, Finance Manager	Jody Burfening
ICOS Vision Systems Corporation NV Tel: 32 16 398 220 dominique.vercammen@icos.be	Lippert/Heilshorn & Associates, Inc. 212-838-3777 (ext. 6608) jks@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2003

Heverlee, Belgium – April 25, 2003 – ICOS Vision Systems Corporation NV (Nasdaq and Nasdaq Europe: IVIS), a world leader in vision solutions, today announced its financial results for the first quarter ended March 31, 2003.

Revenues for the three months ended March 31, 2003 were € 9.3 million, representing an increase of approximately 8% compared to the fourth quarter 2002 revenues of € 8.7 million and a two-fold increase over the prior year first quarter revenues of € 4.7 million. The company reported operating income for the first quarter of 2003 of € 0.5 million compared to an operating loss of € 1.6 million for the first quarter of 2002. Net income for the first quarter of 2003 was € 244,000, or € 0.02 per share. Cash and cash equivalents stood at € 27.6 million at the end of the quarter with ICOS generating cash of € 2.2 million from operations and working capital improvements during the quarter.

“This quarter ICOS continued to produce revenue growth, operating profitability and cash from operations reflecting the gains we made in 2002 in enlarging our customer base and in strengthening our dominant position in the market for tray-based component inspection systems,” said Anton De Proft, ICOS president and chief executive officer. “We reported the sixth consecutive quarter of revenue growth, the fourth consecutive quarter of operating profitability and exceeded our first quarter expectations for flat revenue.”

“We believe that our strategy of investing in new products and maintaining superior customer service is clearly yielding results: we continue to grow our market share in existing markets and to expand our addressable markets through the introduction of products like the FTI for TAB tape inspection,” De Proft added.

“Although visibility remains limited, our short delivery cycles enable us, to quickly respond to any further market recovery. Based on current order flow, we expect revenues to continue to increase slightly in the second quarter and to remain profitable,” concluded De Proft.

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the second quarter of 2003 and the balance of 2003, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of Euro, except for share and per share data)

	Three Months Ended
	March 31, 2003	March 31, 2002
Revenues	9,341	4,683
Cost of goods sold	4,196	2,097

Gross profit	5,145	2,586

Operating expenses:
Research & development	1,658	1,559
Selling, general & administrative	3,004	2,656
Total operating expenses	4,662	4,215

Income (loss) from operations	483	(1,629)

Other income:
Interest income	40	157
Other income	45	15
Foreign currency exchange gain (loss)	(290)	255
Net other income (loss)	(205)	427

Net income (loss) before taxes	278	(1,202)

Income taxes	34	(99)

Net income (loss)	244	(1,103)

Basic and diluted earnings per share	0,02	(0,10)
Weighted average number of shares	10,507,810	10,507,810

ICOS Vision Systems Corporation NV

Consolidated Balance Sheets according to US GAAP

(in thousands of Euro)

	March 31, 2003	December 31, 2002
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	27,608	25,880
Trade accounts receivable	9,366	7,625
Inventories	11,113	11,688
Other current assets	1,531	1,996

Total current assets	49,618	47,189

Net property and equipment	9,605	9,585
Other assets	5,425	5,378

Total Assets	64,648	62,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	3,686	1,170
Short-term borrowings & current portion long-term debt	496	619
Other current liabilities	4,179	4,214

Total current liabilities	8,361	6,003

Long-term debt, excluding current portion	5,781	5,818
Other long-term liabilities	494	438

Total liabilities	14,636	12,259

STOCKHOLDERS’ EQUITY
Common stock	3,230	3,230
Additional paid-in capital	22,317	22,317
Retained earnings	24,730	24,486
Accumulated other comprehensive income (loss)	(265)	(140)

Total stockholders’ equity	50,012	49,893

Total liabilities and stockholders’ equity	64,648	62,152

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 28, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President